FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 07 November 2014
Exhibit No. 2	Form 8.3 - (Avanta Serviced Office Group plc)
Exhibit No. 3	Allotment and Issue of New Ordinary Shares dated 25 November 2014
Exhibit No. 4	Publication of Supplementary Prospectus dated 27 November 2014

Exhibit No. 1

The Royal Bank of Scotland Group plc (the "Company")
7 November 2014

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR")
IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

The Company was notified on 7 November 2014 that the Trustee of The Royal Bank of Scotland plc BAYE and Profit Sharing Account purchased ordinary shares of £1 each in the Company ("Shares"), on that date, on behalf of the PDMR named below as a participant in The Royal Bank of Scotland Group plc Share Incentive Plan.

PDMR	No. of Shares purchased	Purchase price
Christopher Sullivan	33	£3.804

The Company was also notified on 7 November 2014 of the exercise of share options over ordinary shares of £1 each in the Company, on that date, by the PDMR, as set out below.  The share options were granted on 19 September 2011 under The Royal Bank of Scotland Group plc 2007 Sharesave Plan with an option price of £2.333 per Share.

PDMR	No. of Shares over which options exercised	No. of Shares sold post exercise	No. of Shares retained post exercise
Elaine Arden	1,129	Nil	1,129

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor,
Company Secretary

Exhibit No. 2

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE
~~/DEALING DISCLOSURE~~
BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/ ~~dealings~~ are being disclosed:	The Royal Bank of Scotland Group Plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of ~~offeror~~ /offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Avanta Serviced Office Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/ ~~dealing undertaken~~ :	21/11/2014
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 30p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	1,003,382	3.07	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	1,003,382	3.07	0	0.00
All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(a) Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a) Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(a) Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

©          Options transactions in respect of existing securities

(a) Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(a) Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(a) Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)    the voting rights of any relevant securities under any option; or
  (ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	24 November 2014
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No.3

25 November 2014

Allotment and Issue of New Ordinary Shares

The Royal Bank of Scotland Group plc (the "Company") announces the allotment and issue of
16,780,362 new ordinary shares (the "New Ordinary Shares") of the Company at a subscription price of 381.3982 pence per New Ordinary Share. The shares have been sold in the market. The subscription price was determined by reference to the average market price during a period since the announcement of the Company's third quarter 2014 results on 31 October 2014. The shares being issued are for the purposes of partly neutralising the impact of 2014 coupon payments on discretionary hybrid capital from a Core Tier 1 capital perspective, as explained in the Company's first quarter 2014 results. This share issuance plan for the year is now complete.

Based on this subscription price, the gross proceeds of the issue are GBP 64 million. The New Ordinary Shares being issued represent an increase of approximately 0.3 per cent in the number of the Company's issued ordinary shares.

The New Ordinary Shares will, when issued, be credited as fully paid and rank pari passu in all respects with the existing ordinary shares of the Company.

Applications will be made for admission of the Shares to the premium listing segment of the Official List of the UK Listing Authority and to trading (together "Admission") on: (i) the main market of the London Stock Exchange; (ii) the New York Stock Exchange ("the NYSE"), American Depositary Shares ("ADS") will also be listed with the NYSE in addition to the New Ordinary Shares underlying the ADSs; and (iii) Euronext Amsterdam. It is expected that Admission will take place at 8.00 a.m. on 1 December 2014.

For Further Information Contact:

RBS Group Investor Relations Richard O'Connor Head of Investor Relations +44 20 7672 1758	RBS Group Media Relations +44 131 523 4205

This press release is being issued pursuant to Rule 135c under the US Securities Act of 1933 (the "Securities Act"), and is neither an offer to sell nor a solicitation of an offer to buy the New Ordinary Shares, and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the New Ordinary Shares in any jurisdiction in which such offer, solicitation or sale is unlawful. The New Ordinary Shares have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the New Ordinary Shares in the United States. The New Ordinary Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority. Any representation to the contrary is a criminal offence in the United States.

Exhibit No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 27 November 2014.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2249Y_-2014-11-27.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland Group plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 November 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary